VF 6-13-02

02022362

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53291

SEC MAIL PROCESSING SECTION RECEIVED JUN 07 2002 WASH.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/12/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RIDGEWAY & CONGER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1872 BALLINA ROAD
(No. and Street)

CAZENOVIA (City) NEW YORK (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GRAHAM RITCHIE, JR., PRESIDENT (315) 655-9215
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name — *if individual, state last, first, middle name)*

135 DEWITT STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graham Ritchie, Jr., swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JESSICA CALVEY
Notary Public, State of New York
Appointed in Madison County
No. 01C46061041
My Commission Expires July 09, 2003

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 -1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a -5(e)(3).*

RIDGEWAY & CONGER, INC.

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Ridgeway & Conger, Inc.
Cazenovia, New York

We have audited the accompanying statement of financial condition of Ridgeway & Conger, Inc. as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2002, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
April 30, 2002

RIDGEWAY & CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 25,359
Deposits with clearing organization	35,000
Receivable from broker-dealers and clearing organization (Note 2)	6,100
Other assets	750
Total assets	$ 67,209

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 0
Accrued expenses	7,800
Accrued income taxes (Notes 1 and 3)	325
Total liabilities	8,125
Stockholders' equity:	
Common stock - no par value - 200 shares authorized, 100 shares issued and outstanding	60,000
Additional paid-in capital	6,000
Retained earnings	(6,916)
Total stockholders' equity	59,084
Total liabilities and stockholders' equity	$ 67,209

A copy of the Statement of Financial Condition of the March 31, 2002 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Cazenovia, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Ridgeway & Conger, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company received approval from the NASD and began conducting business on October 12, 2001. Transactions for the Company are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of bonds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Summary of Significant Accounting Policies (continued)

Income Taxes

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the period ended March 31, 2002.

Note 3. Income Taxes

A summary of the Company's tax provision at March 31, 2002 is as follows:

Federal:	
Current	$ 0
Deferred	0
Total federal	0
State:	
Current	325
Deferred	0
Total state	325
Totals	$ 325

Deferred income taxes result from temporary differences in reporting income and expense items for financial accounting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Deferred taxes are also recognized for operating losses and tax credits available for future use. In the opinion of Company's management, any deferred taxes as a result of these items are deemed immaterial.

Note 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2002, the Company's aggregate indebtedness and net capital were $8,125 and $57,860, respectively, a ratio of (.14 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $52,860.

Note 5. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 6. Related Party Transactions

The Company's operating expenses are partially subsidized by Clayton, Lowell & Conger, Inc. (a related entity), which will be reimbursed by the Company on a pro-rata usage basis. The reimbursement was $0 for the period ended March 31, 2002. The Company also utilizes property and equipment, which is owned by Clayton, Lowell & Conger, Inc. The charge for usage will be added to the above-mentioned reimbursement.